May 31, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Powell Max Limited Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated May 16, 2024 CIK No. 0002012096

Dear Mr. Rhodes, Mr. Jones, Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Powell Max Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 16, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 23, 2024. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated May 16, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 23, 2024

Cover Page

1.	We note your response to prior comment 2, but your revised disclosure does not appear to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Please direct us to the particular place on your cover page, or revise accordingly so as to briefly summarize how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. In this regard, while we note that your cover page disclosure discusses anti-monopoly and data security measures, such disclosure is limited to PRC measures as opposed to Hong Kong measures. As a further example, please summarize the impact of the “data privacy and personal information requirements of the PDPO,” as you now do in your revised disclosure on page 36.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page that “[w]e operate in a competitive industry … Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.’ commencing on page 35” and on pages 35 and 36 of the Registration Statement.

2.	We note your response to prior comment 3, as well as your revised disclosure that “[d]uring the years ended December 31, 2022 and 2023 and as of the date of this prospectus, Powell Max and JAN Financial had not distributed any cash dividends or made any other cash distributions.” We reissue the comment in-part. In addition to cash dividends and cash distributions, please clarify whether there have been any cash transfers between Powell Max and JAN Financial, or to investors, quantify such amounts as applicable and state the direction of any such transfer. Make conforming changes throughout your prospectus as applicable, including in your section entitled “Transfers of Cash To and From Our Subsidiaries” on page 4.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page that “[d]uring the years ended December 31, 2022 and 2023 … there have not been any cash transfers between Powell Max, JAN Financial, or to any of our shareholders, during the years ended December 31, 2022 and 2023 and as of the date of this prospectus” and on page 4 of the Registration Statement.

Permission Required from Hong Kong and PRC Authorities, page 10

3.	We note your response to prior comment 9, as well as your revised disclosure here that you relied upon your PRC Counsel regarding the conclusion that you are not required to obtain regulatory approval from the CSRC. Please also disclose here, as you do on page 34, that “as advised by our PRC Counsel, China Commercial Law Firm, . . . we are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC nor any other PRC authorities for our and our subsidiaries’ operations . . . .”

In response to the Staff’s comments, the Company has included the referenced disclosure on page 11 of the Registration Statement.

Use of Proceeds, page 57

4.	We note your responses to prior comments 14 and 15, as well as your revised disclosure on page 77 that “we do not have any business presence in the U.S.. To this end, we plan to set up new branches and offices in the U.S . . . .” Please revise your disclosure here where you refer to “our overseas business entities, branches and offices,” to clarify that you will be using 10% of the proceeds to register and operate “new” overseas business entities, branches and offices in the U.S. Additionally, disclose that “[w]e have not identified any target to pursue such acquisitions,” and that “[w]e aim to selectively identify suitable targets, such as . . . ,” as you do in your revised disclosure on page 77.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 57 of the Registration Statement.

Capitalization, page 59

5.	You disclose bank borrowings outstanding in the latest balance sheet presented. Please include in historical capitalization any bank borrowings outstanding at the latest balance sheet date presented. Additionally, tell us whether you consider the amount due to ultimate beneficial shareholder included in trade and other payables to be capitalization, and if so, include it as part of your historical capitalization.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 59 of the Registration Statement.

Results of Operations, page 67

6.	We note your response to prior comment 12, as well as your revised disclosure that, “[a]s a result of which, we experienced reduced demand for our financial communication, which affected our results of operations for the years ended December 31, 2022 and 2023, respectively.” However, you have not revised your “Results of Operations” disclosure to indicate the specific impact, where possible, that COVID-19 had on your results of operations for these periods. Please revise accordingly. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 66 and 67 of the Registration Statement.

Note 16. (Loss)/Profit before income tax, page F-28

7.	We read your response to comment 19. Please disclose the items presented are the material components of each of cost of sales, general and administrative expenses and selling and distribution expenses so investors may clearly understand the context of the disclosure. Consider a new description of the note consistent with what the note intends to represent.

The Company notes the Staff’s comment 19 and the Company respectfully submits that Note 16 is not helpful to the investors. In response to the Staff’s comments, the Company has deleted the referenced disclosure on page F-28

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

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T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Sacha M. CHEONG	文錦明	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Jay C. CHIU	邱志藩	Iris M.K. LEUNG	梁美琪	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Scott D. PETERMAN	畢德民	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安

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